Michael A. Littman

Attorney at Law

PO Box 1839

Arvada, CO 80001

(720) 530-6184

malattyco@aol.com

January 28, 2021

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Construction

Washington, D. C. 20549

Re:

Canning Street Corp.

Form 10-12G Filed December 29, 2020

File No. 000-56235

Dear Commission,

In response to the Commission’s letter dated January 22, 2021 in the matter referenced above, an amended Form 10 has been filed on the EDGAR system. Below please find the following answers addressed in the amendment:

Form 10-12G filed December 29, 2020

Report of Independent Registered Public Accounting Firm, page F-31.

We note your disclosure on page 30 that your independent auditor was appointed on December 30, 2020. However, we note that the audit report is signed by your independent auditor on December 28, 2020. Please clarify and/or revise this apparent discrepancy.

ANSWER:

Please note that five dates have been changed in the amendment. First, under Item 13, page 30, September 15, 2018 to September 15, 2020 (Inception), secondly, under Item 14, page 30, December 30, 2020 to December 10, 2020 to address your comment above, thirdly, the Statement of Cash Flow, page F-7, the date in the header of the table has been changed from September 30, 2020 (Inception) to September 15, 2020 (Inception), and lastly, under Note 7. Income Taxes, page F-13, both header dates in each of the tables.

We hope this amendment meets with your satisfaction.

Sincerely,

/s/ Michael A. Littman

Michael A. Littman

Attorney at Law